September 19, 2018

VIA EDGAR

Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-2 filed by ClearBridge Energy MLP Fund Inc., File No. 333-226127

Dear Mr. Minore:

On behalf of ClearBridge Energy MLP Fund Inc. (the “Fund”) please find the Fund’s Pre- Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form N-2 originally filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2018, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on August 10, 2018 and August 13, 2018 relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General Comments

1.

With respect to the Fund’s responses to the Staff’s comments, please ensure that any such responses are filed as correspondence on EDGAR. Although Tandy representations are no longer required in comment letters, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

As the Staff requested, the Fund is filing this response letter as correspondence via EDGAR. The Fund and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Prospectus Comments

2.

Regarding the section titled “Prospectus Summary” that begins on page 1 of the Prospectus under “Recent Developments” on page 1 and “Investment Strategies” on page 2, the Staff notes that stockholders must be provided with at least 60 days’ written notice of a change in CEM’s 80% policy. Please confirm that stockholders have received written notice of the change in CEM’s 80% policy.

The Fund confirms that stockholders have received 60 days’ written notice of the change in CEM’s 80% policy.

3.

Regarding the section titled “Prospectus Summary” that begins on page 1 of the Registration Statement under “The Fund’s Investments” on page 6, the Staff notes that the Fund may invest in unregistered or otherwise restricted securities, including restricted securities issued by non-public companies. Please disclose that the Fund will limit its investments in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act to no more than 15% of its net assets.

In response to the Staff’s comment, the Fund has added disclosure that it does not intend to invest more than 15% of its net assets in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Fund confirms that it currently does not exceed and in the future will limit its investments in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act to no more than 15% of its net assets.

4.

Regarding the section titled “Prospectus Summary” that begins on page 1 of the Prospectus under “The Fund’s Investments,” please revise the disclosure on page 7 to indicate that there is no limitation on CEM’s investment in foreign issuers and emerging markets. In the alternative, please disclose any limitation with respect to investments in foreign issuers generally and emerging markets as a subset, each as a percentage of CEM’s net assets.

In response to the Staff’s comment, the Fund has revised the disclosure to indicate that there is no limitation on CEM’s investment in foreign issuers and emerging markets.

5.

Regarding the section titled “Prospectus Summary” that begins on page 1 of the Prospectus under “Derivatives,” the Staff notes that the disclosure on pages 10 and 11 indicates that CEM may enter into derivative transactions. Please note that the Commission and the Staff have made a number of public observations about derivatives and related disclosures, including in a letter from Barry D. Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure relating to your use of derivatives as appropriate.

In response to the Staff’s comment, the Fund confirms that it believes its disclosure relating to its use of derivatives is appropriate.

6.

Regarding the section titled “ Prospectus Summary” that begins on page 1 of the Prospectus under “Special Risk Considerations,” please revise the disclosure on page 39 to state that debt securities rated below investment grade are also known as “junk bonds.”

In response to the Staff’s comment, the Fund has incorporated the requested revision.

7.

Please confirm supplementally that acquired fund fees and expenses are less than one basis point for the Fund. Alternatively, please add a line item for acquired fund fees and expenses in the fee table on page 43 of the Registration Statement.

The Fund confirms that acquired fund fees and expenses are less than one basis point for the Fund.

8.

Regarding the line item titled “Current/Deferred Income Tax Expense” in the fee table on page 43 of the Registration Statement, the Staff notes that the Fund recorded a net income tax benefit that is not reflected in the Fund’s expense ratio. However, the Staff also notes that the Fund has recorded a deferred income tax expense in prior years, sometimes as high as 12%. Please revise footnote nine to the fee table to state that the Fund has recorded a deferred income tax expense in prior years and may record such expense in future years.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

9.

Regarding the section titled “Use of Leverage” that begins on page 61 of the Registration Statement, please use minus signs instead of parentheses to reflect negative numbers in the table on page 63 of the Registration Statement.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

10.

Regarding the section titled “Voting Rights” under “Description of Shares—Preferred Stock” on page 92 of the Registration Statement, the Staff notes that Eileen Kamerick and Leslie Gelb are named as the preferred directors of the Fund with respect to mandatory redeemable preferred stock. However, the Staff notes that Daniel P. Cronin and Jane Trust are named as the preferred directors of the Fund on page 25 of the Statement of Additional Information. Please reconcile the inconsistencies.

In response to the Staff’s comment, the Fund has revised the disclosure on page 92 to state that Daniel P. Cronin and Jane Trust are the preferred directors of the Fund. The Fund notes that Eileen Kamerick and Leslie Gelb were inadvertently named as preferred directors of the Fund.

11.	Please confirm that all relevant changes to the preliminary base prospectus have been made to the prospectus supplement.

The Fund confirms that all relevant changes to the preliminary base prospectus have been made to the prospectus supplement.

12.	Per Item 1 of Form N-2, please move the first paragraph on page ii of the prospectus supplement to the outside front cover.

In response to the Staff’s comment, the Fund has incorporated the requested revision to move the first paragraph on page ii of the prospectus supplement to the outside front cover of the prospectus supplement.

Part C Comments

13.	Please confirm that all exhibits to the registration statement will be filed with a pre-effective amendment.

The Fund confirms that all exhibits to the registration statement, except the sales agreement that will be filed by amendment, have been filed with Amendment No. 1.

Registration Statement Accounting Comments

14.

Please note that the financial information based on the financial statements for the fiscal year ended November 30, 2017 is more than 245 days old. Please file a pre-effective amendment that includes financial information throughout based on the unaudited financial statements for the six-month reporting period ended May 31, 2018.

The Fund has included financial information throughout Amendment No. 1 based on the unaudited financial statements for the six-month reporting period ended May 31, 2018 and has incorporated the unaudited financial statements for the six-month period ended May 31, 2018 into the Statement of Additional Information.

15.	Please provide a consent from the Fund’s prior auditor for information from the financial statements for the fiscal year ended November 30, 2016.

The Fund has filed a consent from its prior auditor with respect to information from the financial statements for the fiscal year ended November 30, 2016 as Exhibit (n) to Amendment No. 1.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

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